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                            January 8, 2021

       Craig Cecilio
       Chief Executive Officer
       DF Growth REIT II, LLC
       750 B Street, Suite 1930
       San Diego, CA 92101

                                                        Re: DF Growth REIT II,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 23,
2020
                                                            File No. 024-11394

       Dear Mr. Cecilio:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our November 24, 2020 letter.

       Form 1-A filed December 23, 2020

       Forum Selection Provision, page 11

   1.                                                   We note your response
to prior comment 1. Please also revise your Investment
                                                        Agreement and Limited
Liability Company Agreement exhibits to reconcile to your
                                                        disclosure in the
offering circular.
       Distributions, page 41

   2. We note your response to prior comment 3. Please revise your disclosure to clarify your distribution policy,
including how losses are allocated.
 Craig Cecilio
DF Growth REIT II, LLC
January 8, 2021
Page 2
Financial Statements, page 69

3. In your next amendment, please include audited financial statements in accordance with
       Part F/S of Form 1-A.
Signatures, page 72

4. We reissue prior comment 5. Please indicate the officer acting in the capacities of principal financial officer and principal accounting officer. We note your disclosure on page 27 that Alan Lewis is your chief financial officer.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameCraig Cecilio
                                                             Division of
Corporation Finance
Comapany NameDF Growth REIT II, LLC
                                                             Office of Real
Estate & Construction
January 8, 2021 Page 2
cc:       Mark Roderick, Esq.
FirstName LastName